UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2009 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 28,207,668 shares of Common Stock[1]
8. Shared Voting Power N/A
9. Sole Dispositive Power 28,207,688 shares of Common Stock
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 28,207,668
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 35.9%
14. Type of Reporting Person (See Instructions) IV, PN

CUSIP No. 74267T109

1. Names of Reporting Persons. 10X Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Florida, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 28,207,668 shares of Common Stock[2]
8. Shared Voting Power N/A
9. Sole Dispositive Power 28,207,668 shares of Common Stock
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 28,207,668

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X1
13. Percent of Class Represented by Amount in Row (11) 35.9%
14. Type of Reporting Person (See Instructions) IA, HC, CO

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on June 15, 2009.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on June 15, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraphs to the end thereof:

On August 12, 2009, 10X Fund purchased, and Issuer sold, (a) 150,000 shares of Series B-2 Preferred Stock (which are convertible into 600,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 300,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 300,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,200,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Third Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $300,000.

On August 21, 2009, 10X Fund received 207,668 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to delete the second paragraph and add the following as the new second paragraph thereof:

In addition to acquiring the Initial Closing Securities, the First Subsequent Closing Securities, the Second Subsequent Closing Securities and the Third Subsequent Closing Securities pursuant to the Purchase Agreement, 10X Fund may also purchase, at one or more additional closings, (a) 1,250,000 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 5,000,000 shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 2,500,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 2,500,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 10,000,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Securities”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Securities must occur on or before February 11, 2010.  The Reporting Person may be considered to have beneficial ownership of all or a portion of the Subsequent Closing Securities based upon 10X Fund’s right to acquire the Subsequent Closing Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

(a) Aggregate number and percentage of beneficially owned Common Stock: 28,207,668; 35.9%3

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  28,207,6684

Shared power to vote or direct the vote: N/A

Sole power to dispose or direct the disposition: 28,207,6684

Shared power to dispose or direct the disposition: N/A

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On August 12, 2009, 10X Fund purchased, and Issuer sold, (a) 150,000 shares of Series B-2 Preferred Stock (which are convertible into 600,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 300,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 300,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,200,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Third Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Third Subsequent Closing Securities was $300,000.  10X Capital, in its capacity as the general partner of 10X Fund, may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On August 21, 2009, 10X Fund received 207,668 shares of Common Stock of the Issuer in payment of dividends on the shares of Series B-1 and B-2 Convertible Preferred Stock owned by 10X Fund.  10X Capital, in its capacity as the general partner of 10X Fund, may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr and Rod D. Martin are co-managing members of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to read in its entirety as follows:

Other than as set forth in the Purchase Agreement, the Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, the Class A-1 Common Stock Purchase Warrant,  the Class A-2 Common Stock Purchase Warrant, the Class B Common Stock Purchase Warrant, the Registration Rights Agreement between Issuer and 10X Fund with respect to the shares of Common Stock into which the foregoing securities may convert or issued upon exercise, an Escrow Agreement among Issuer, 10X Fund, L.P. and Investment Law Group of Gillett Mottern & Walker, LLP, as escrow agent, pursuant to which a Promissory Note issued by the Issuer in favor of 10X Fund, L.P. and a Security Agreement between the Issuer and 10X Fund, L.P. are being held in escrow, a letter agreement between the Issuer and 10X Fund dated August 11, 2009, and a Certificate of Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of Pro-Pharmaceuticals, Inc., as filed with the secretary of State of the State of Nevada on August 12, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

In addition to the items previously incorporated by reference, the following items are hereby incorporated by reference from the Issuer’s forms noted below:

Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated August 11, 2009	Incorporated by reference from Exhibit 10.2 to the Issuer’s Form 10-Q filed on August 14, 2009
Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	Incorporated by reference from Exhibit 3.7 to the Issuer’s Form 10-Q filed on August 14, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2009

_______________________

Date

10X FUND, L.P., a Delaware limited partnership

By:  10X Capital Management, LLC, a Florida limited liability company, its General Partner

/s/ Robert J. Mottern

By: ______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Fund, L.P.

10X CAPITAL MANAGEMENT, LLC, a Florida limited liability company

/s/ Robert J. Mottern

By:_______________________________

Name:  Robert J. Mottern, attorney in fact for 10X Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 The beneficial ownership of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, includes (a) 3,600,000 shares of the Issuer’s common stock (“Common Stock”) which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 3,400,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 850,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 3,500,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of four (4) Class A-1 Warrants of the Issuer, (d) 3,500,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of four (4) Class A-2 Warrants of the Issuer, (e) 14,000,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of four (4) Class B Warrants of the Issuer, and (f) 207,668 shares which 10X Fund owns outright, for a total of 28,207,668 shares which 10X Fund owns or has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   The beneficial ownership of 10X Fund does not include an additional 20,000,000 shares of Common Stock which 10X Fund could acquire upon conversion or exercise of additional shares of Series B-2 Convertible Preferred Stock, Class A-1 Warrants, Class A-2 Warrants and Class B Warrants which 10X Fund has the right to purchase from Issuer pursuant to a Securities Purchase Agreement dated February 12, 2009 (the “Purchase Agreement”), which 10X Fund disclaims ownership of at this time pursuant to Rule 13d-4.  Specifically, for an additional investment in the Issuer of up to $2,500,000, the 10X Fund has the right to acquire from the Issuer 1,250,000 additional shares of Series B-2 Convertible Preferred Stock which would be convertible into 5,000,000 shares of Common Stock, Class A-1 Warrants exercisable to purchase an additional 2,500,000 shares of Common Stock at $0.50 per share, Class A-2 Warrants exercisable to purchase an additional 2,500,000 shares of Common Stock at $0.50 per share, and Class B Warrants exercisable to purchase an additional 10,000,000 shares of Common Stock at $0.50 per share. The additional securities may be purchased from the Issuer at one or more additional closings until February 11, 2010.  All of the securities presently owned by 10X Fund, or which may be acquired in the future under the Purchase Agreement, are convertible or exercisable immediately shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.